UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Robbins, Esq.

Charles Guinn, Esq.

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

December 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC 83-4348877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Explanatory Note

The following constitutes Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018, as amended and supplemented by the Amendment No. 3 to the Original Schedule 13D, filed on December 3, 2018, as amended and supplemented by the Amendment No. 4 to the Original Schedule 13D, filed on September 18, 2019, as amended and supplemented by the Amendment No. 5 to the Original Schedule 13D, filed on November 1, 2019, as amended and supplemented by the Amendment No. 6 to the Original Schedule 13D, filed on November 18, 2019, as amended and supplemented by the Amendment No. 7 to the Original Schedule 13D, filed on December 18, 2019, as amended and supplemented by the Amendment No. 8 to the Original Schedule 13D, filed on December 23, 2019, as amended and supplemented by the Amendment No. 9 to the Original Schedule 13D, filed on June 11, 2020, as amended and supplemented by the Amendment No. 10 to the Original Schedule 13D, filed on October 27, 2020, as amended and supplemented by the Amendment No. 11 to the Original Schedule 13D, filed on December 22, 2020, as amended and supplemented by the Amendment No. 12 to the Original Schedule 13D, filed on January 22, 2021, as amended and supplemented by the Amendment No. 13, to the Original Schedule 13D, filed on June 9, 2021 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Fort Worth, Texas based, independent energy company. The address of the Issuer’s office is 111 E. 5th Street, Suite 300, Fort Worth, Texas 76102. This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding at the end thereof the following paragraphs:

As disclosed in the Issuer’s Current Report on Form 8-K filed on December 6, 2021, stockholders of the Issuer approved and adopted the transaction agreement, dated as of June 7, 2021, by and among the Issuer, Independence Energy LLC (“Independence”), IE PubCo Inc., IE OpCo LLC, IE C Merger Sub Inc., and IE L Merger Sub LLC, pursuant to which the Issuer and Independence would combine their operations in an all-stock merger (the “Merger”). In connection with the Merger, on December 7, 2021, the Issuer and Independence notified the New York Stock Exchange American (the “NYSE American”) that each issued and outstanding share of Common Stock of the Issuer was exchanged for 0.2000 shares of shares of Class A Common Stock of New PubCo. On December 7, 2021, at the effective time of the Merger, each of the Reporting Person’s Common Stock became exchangeable for 0.2000 validly issued, fully paid and non-assessable shares of New PubCo Class A Common Stock.

As a result of the Merger, the Common Stock will no longer be listed on any securities exchange or quotation system, including the NYSE American. NYSE American has filed an application on Form 25 with the SEC to remove the Common Stock from listing on NYSE American and withdraw registration of the Shares under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is based upon 0 Common Stock outstanding as of close of business on December 7, 2021.

(a)	As of the date of this filing:

i.

Goff MCF, GFS Contango, Goff MCEP, MCEP II, GFS MCEP, Goff Energy, GFS Energy, Goff Family Trust, Family Investments, Goff Capital, GFS Management, GFS, GFT, Holdings, Holdings GP, Kulik, Kulik GP, Goff Foundation, Travis Goff, and John C. Goff may be deemed to beneficially own 0 shares of Common Stock, constituting approximately 0.0% shares of Common Stock outstanding.

(b)	Shared voting and dispositive powers of the Reporting Persons:

i.

As general partner of Family Investments and manager of Goff MCEP, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Family Investments and Goff MCEP. Goff Capital disclaims beneficial ownership of the Common Stock directly held by Family Investments and Goff MCEP, except to the extent of its pecuniary interest therein.

ii.

As general partner of Goff MCF, GFS Contango may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF. GFS Contango disclaims beneficial ownership of the Common Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

iii.

As general partner of MCEP II, GFS MCEP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by MCEP II. GFS MCEP disclaims beneficial ownership of the Common Stock directly held by MCEP II, except to the extent of its pecuniary interest therein.

iv.

As general partner of Goff Energy, GFS Energy may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Goff Energy. GFS Energy disclaims beneficial ownership of the Common Stock directly held by Goff Energy, except to the extent of its pecuniary interest therein.

v.

As managing member of GFS Contango, GFS MCEP and GFS Energy, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy. GFS Management disclaims beneficial ownership of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

vi.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy. GFS disclaims beneficial ownership of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

vii.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock held by Goff MCF, MCEP II, and Goff Energy. GFT disclaims beneficial ownership of the Common Stock directly held by Goff MCF, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

viii.

As managing member of GFT and controlling equity holder of Goff Capital and Holdings GP, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock directly held by Goff MCF, Holdings, Family Investments, Goff MCEP, MCEP II, Goff Energy, and Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings, Family Investments, Goff MCEP, MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

ix.

As President of Goff Capital and President of GFS, Travis Goff may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the shares of Common Stock directly held by Goff MCEP, MCEP II, Goff Energy, Goff MCF, Holdings, Family Investments, and shares held directly by Travis Goff. Travis Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCEP, MCEP II, Goff Energy, Goff MCF, Holdings, and Family Investments except to the extent of his pecuniary interest therein.

x.

As Chief Executive Officer of Goff Capital, a manager of Kulik GP, manager and Chief Executive Officer of GFS, sole board member of Goff Foundation, and as sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the shares of Common Stock directly held by Goff MCF, Holdings, Kulik, Goff Family Trust, Family Investments, Goff MCEP, MCEP II, Goff Energy, Goff Foundation, indirectly through a SEP IRA, of which Mr. Goff is the beneficiary, and shares held directly by John C. Goff. Mr. Goff disclaims beneficial ownership of those shares of Common Stock held directly by Goff MCF, Holdings, Kulik, Family Investments, Goff Family Trust, Goff MCEP, MCEP II, Goff Energy, and Goff Foundation except to the extent of his pecuniary interest therein.

xi.	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(c)	Except for the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	As of the effective time of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit 1

Joint Filing Agreement by and among John C. Goff, Goff MCF Partners, LP, Goff Family Investments, LP, Goff Capital, Inc., John C. Goff 2010 Family Trust, JCG 2016 Holdings, LP, Kulik Partners, LP, Goff MCEP Holdings, LLC, Goff MCEP II, LP, GFS MCEP GP, LLC, Goff Focused Energy Strategies, LP, GFS Contango GP, LLC, GFS Management, LLC, Goff Focused Strategies LLC, GFT Strategies, LLC, JCG 2016 Management, LLC, Kulik GP, LLC, GFS Energy GP, LLC, Goff Family Foundation, and Travis Goff.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 8, 2021

John C. Goff		GFS Contango GP, LLC
By: its Managing Member, GFS Management, LLC
By:	/s/ John C. Goff	By: its Managing Member, Goff Focused Strategies LLC

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS Management, LLC
By:	/s/ John C. Goff	By: its Managing Member, Goff Focused Strategies LLC
John C. Goff, Chief Executive Officer

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Capital, Inc.		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
By:	/s/ John C. Goff	By: its Managing Member, John C. Goff 2010 Family Trust
John C. Goff, Chief Executive Officer

John C. Goff 2010 Family Trust
		By:	/s/ John C. Goff
John C. Goff, Sole Trustee
By:	/s/ John C. Goff
	John C. Goff, Sole Trustee	JCG 2016 Management, LLC

JCG 2016 Holdings, LP
By: its General Partner, JCG 2016 Management, LLC		By:	/s/ John C. Goff
John C. Goff, Manager
By:	/s/ John C. Goff
John C. Goff, Manager

Kulik Partners, LP		Kulik GP, LLC
By: its General Partner, Kulik GP, LLC
		By:	/s/ John C. Goff
By:	/s/ John C. Goff		John C. Goff, Manager
John C. Goff, Manager

GFS Energy GP, LLC
Goff MCEP Holdings, LLC		By: its Managing Member, GFS Management, LLC
By: its Manager, Goff Capital, Inc.		By: its Managing Member, Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer
		By:	/s/ John C. Goff
Goff MCEP II, LP			John C. Goff, Chief Executive Officer
By: its General Partner, GFS MCEP GP, LLC
Goff Family Foundation
By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer	By:	/s/ John C. Goff
GFS MCEP GP, LLC			John C. Goff, sole board member
By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC		Travis Goff

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Energy Strategies, LP
By: its General Partner, GFS Energy GP, LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer